SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS, S.A.
Public Company
Registered Office: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 395,099,775
Registered in the Lisbon Commercial Registry and Corporate Number 503 215 058

Purchase of own shares for the execution of the share buyback programme with share capital reduction

Lisbon, Portugal, 30 April 2007 – In accordance with the Regulation no. (EC) 2273/2003 of the Commission, of 22 December 2003, Portugal Telecom (“PT”) informs that the annual general meeting held on 27 April 2007 has approved the following:

a) The reduction of the share capital of up to Euro 65,191,463.05 through the cancellation of 186,261,323 own shares to be acquired by the company.

The acquisition of own shares by PT for implementation of the capital reduction resolution is additional to and independent from those mentioned in the general resolution on the acquisition and disposal of own shares referred to in b), the terms and conditions of said general resolution being applicable to the acquisitions now resolved, with the following main specificities:

Maximum number of shares to be acquired and cancelled: 186,261,323;

Acquisition term: until March 2008;

Form of acquisition: exclusively on a regulated market, without prejudice to the provisions of the following paragraphs;

The acquisitions may be made over-the-counter, provided the principle of equal treatment of shareholders is observed;

The acquisitions may further be made over-the-counter and result of the physical settlement of financial derivative instruments, notably equity swaps, in connection with the corresponding contracts executed with financial institutions, including with Goldman Sachs International, Morgan Stanley & Co. International Limited and Barclays Bank PLC, but only provided that the acquisitions by the financial institutions that are counterparty to the said financial derivative instruments, of the shares subsequently disposed of to the Company itself, have been made by such financial institutions in compliance with the principle of equal treatment of shareholders;

Acquisitions by financial institutions under the foregoing paragraph shall be made, to the extent possible and with the necessary changes, in compliance with the recommendations of the Securities Market Commission on transactions of own shares and equivalent shares, as well as of the rules set forth in Commission Regulation (EC) no. 2273/2003 of 22 December 2003;

Taking into account the schedule that may be determined for implementation of the shareholder remuneration package for the 2006-2009 financial years proposed by the Board of Directors, including the liquidity of the security in the regulated markets where the Company shares are admitted to trading, the Board of Directors may elect any form of acquisition of the own shares to be acquired and cancelled according to this resolution other than the ones described above, provided compliance with the principle of equal treatment of shareholders is ensured;

b) General resolution authorising the acquisition and disposal of own shares, containing the following main terms:

Maximum number: up to ten percent of the share capital, with deduction of any disposals made, without prejudice to the performance of certain specific obligations;

Term: eighteen months from the date of the resolution;

Forms of acquisition: Acquisition of shares, or rights of acquisition or allocation of shares, for consideration, in any form, on a regulated market or in an over-the-counter acquisition, in compliance with the principle of equal treatment of shareholders as established by law, notably from a financial institution with which the Company has entered into an equity swap agreement or other similar financial derivative instruments, including Goldman Sachs International, Morgan Stanley & Co. International Limited and Barclays Bank PLC, or for the performance of certain specific obligations;

Minimum and maximum consideration: interval of fifteen percent less than the lowest trading price and fifteen percent more than the average trading price, respectively, of the shares to be acquired on the Eurolist by Euronext Lisbon during the 5 sessions immediately preceding the date of acquisition or the creation of the right of acquisition or allocation of shares, without prejudice to the performance of certain specific obligations;

c) The Board of Directors, regarding the eventual authorised acquisitions that it may resolve, shall take into account the recommendations of the Portuguese Securities Commission (“Comissão do Mercado de Valores Mobiliários”) and the aforementioned Regulation, in particular the following aspects:

i. Disclosure to the public, before the beginning of the acquisition and disposal transactions, of the content of the preceding authorization, in particular, its goal, the maximum value of the acquisition, the maximum number of shares to be acquired and the term authorized for such purpose;

ii. Record keeping of each transaction carried out within the framework of the preceding authorizations;

iii. Public disclosure of the transactions carried out until the end of the seventh day of the trading session following the date on which such transactions take place;

iv. Carrying out the transactions under conditions of time, form and volume that do not disturb the regular operation of the market, notably seeking to avoid it at sensitive times for trading, in particular, at the opening and closing of the session, at times of market disturbance, at times close to the disclosure of material events or of the disclosure of results;

v. Carrying out of the acquisitions at a price not exceeding the highest of the last independent transaction and the highest independent offer at the time of acquisition on the Eurolist by Euronext Lisbon;

vi. Limiting the acquisitions to 25% of the daily average trading volume, or to 50% of such volume if communicated to the competent authority and disclosed to the market;

vii. Refraining from disposing of shares during any execution of a buyback programme covered by the above mentioned Regulation.

As mentioned above, the general resolution on the acquisition of own shares is merely an authorisation, being an eventual implementation of any acquisitions dependent from a resolution of the Board of Directors.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contacto:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.